Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 12, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

Re: Hamilton Lane Private Assets Fund (the “Fund”) (Registration Nos. 333-273504, 811-23509)

Dear Ms. Fettig:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on November 2, 2023 relating to the Fund’s March 31, 2023 annual report (the “Annual Report”), which was filed with the SEC on Form N-CSR on June 8, 2023 or the applicable filing referenced within the comment. For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Fund’s response. All disclosure changes will be reflected in future shareholder reports.

1.	Comment: In the Fund’s Form N-CEN filed with the SEC on June 14, 2023, please remove or explain why the Fund has included a market price figure in the field under Item d(10) when the Fund is not listed on an exchange.

Response: The Registrant will remove this figure in future filings.

2.	Comment: The SEC Staff notes that the dates of the audit opinions included in the Fund’s March 31, 2021 annual report and March 31, 2020 annual report were not within 60 days of the Fund’s fiscal year end. As required by Rule 30e-1(d) under the Investment Company Act of 1940, as amended (the “1940 Act”), each report shall be transmitted within 60 days after the close of the period for which such report is being made. Since the audit opinions were not within 60 days of the Fund’s fiscal year end, it does not appear that the Fund complied with Rule 30e-1(d) under the 1940 Act. Please confirm the Fund will comply with Rule 30e-1(d) under the 1940 Act in the future. Please also refer to the Investment Management Dear CFO Letter, Item 1999-08.

Response: The Registrant confirms the Fund will be in compliance with Rule 30e-1(d) under the 1940 Act in the future.

3.	Comment: In the Annual Report, please explain the differences between the Fund and index performance numbers listed on page 2 under the Management’s Discussion of Fund Performance (“MDFP”) section and the Fund and index performance figures provided in the Financial Highlights and on page 5 under the Fund Performance section.

Response: The Registrant notes that the difference between the Fund performance per the MDFP on page 2 and the Financial Highlights and Fund Performance Section on page 5 is because the Financial Highlights and Fund Performance sections were updated to reflect new valuation information received during the preparation of the Annual Report. The MDFP section used performance calculations at the time of calculating the Fund’s monthly net asset value that was approved about 40 days prior to the Annual Report.

The index performance discrepancies were due to the Average Annual Returns Chart using index published returns whereas the MDFP index performance figures were based on a tracking of published monthly performance and calculating the required period returns discussed in the MDFP. Similar to the Fund Performance issue, these calculations were done when the monthly net asset value was issued and were not revisited when updated published information was available at the time the Annual Report was completed.

The Registrant has discussed the issue internally and with the Fund’s administrator and confirms that ensuring Fund and index performance figures are consistent throughout in future annual reports will be a part of the final review.

4.	Comment: Please include all the share classes of the Fund in the Average Annual Total Returns chart on page 5 of the Annual Report going forward. See Form N-2, Item 24, Instruction 4(g)(2)(b).

Response: The Registrant will revise this disclosure accordingly in future shareholder reports.

5.	Comment: Please confirm all rates applicable to the Fund, in addition to LIBOR and SOFR, are defined in the footnotes of the Consolidated Schedule of Investments going forward.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

6.	Comment: The SEC Staff notes that the Packers Software Intermediate Holdings, Inc. investment is described as a second lien term loan in the Annual Report but was described as preferred equity in the prior year’s annual report. Please supplementally describe the nature of this investment and confirm that the description matches the actual investment going forward.

Response: The Packers Software Intermediate Holdings, Inc. is the debt portion of an investment made up of a debt and an equity piece. After further review of the investment this year, the Registrant updated the investment type for the debt piece to read “second lien term loan” to be more reflective of this piece of the investment. Project Brewer is the equity piece of the investment and is considered preferred equity, which has been consistently represented as such.

7.	Comment: In reference to footnote 5 under the financial highlights on page 20 of the Annual Report, please calculate the net investment loss ratio including the Incentive Fees going forward.

Response: The Registrant will update this calculation and the disclosure accordingly in future shareholder reports.

8.	Comment: Please supplementally provide additional detail about the valuation error noted on page 31 of the Annual Report and discuss any internal controls that may have been modified due to the error.

Response: The Fund purchased the secondary fund investment, LC Healthcare Continued Fund I LP in April 2021. For the May 2021 valuation, the Adviser’s Secondary Investment Team provided the value of this investment as a Partners’ Capital Statement was still unavailable. The Secondary Investment Team provided the spreadsheet which included fair value and cost columns. Inadvertently, the cost column value of $5,412,788 was used rather than the fair value of $6,096,685. The error was also not caught during the review process. Upon further review of the process, it was determined that in addition to the senior level review already performed a peer level review would assist in mitigating a similar error.

9.	Comment: Please disclose in the notes to the financial statements of the Annual Report the reason the Fund invests in derivatives during the applicable period going forward. See FASB ASC 815-10-50-1A.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

10.	Comment: Please supplementally explain how the Fund has met the disclosure requirements under FASB ASC 820-10-50-6A, which requires certain disclosure when net asset value is used as a practical expedient.

Response: The Registrant will update its disclosure accordingly in future shareholder reports.

11.	Comment: Please disclose the accounting policy related to the incentive fee accrual in the notes to the financial statements in future filings.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

12.	Comment: Under the Approval of Investment Management Agreement section, please provide more detail going forward related to the performance and fees and expenses of the Fund, and if the Board relied upon comparisons, describe the comparisons that were relied on and how they assisted the Board in its conclusion. See Form N-2, Item 24, Instruction 6(e).

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

13.	Comment: Per Form N-CSR, please include more detail about the nature of the services comprising the fees disclosed under Item 4(c) and Item 4(d) of the Annual Report going forward.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

14.	Comment: Per Form N-CSR, please disclose the information under Item 8(a)(1) as of the date of the filing going forward.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

15.	Comment: Per Form N-CSR, please disclose the date the information is provided as of under Item 8(a)(3) going forward.

Response: The Registrant will update this disclosure accordingly in future shareholder reports.

16.	Comment: Given the Fund has borrowings, please supplementally explain why the investment management fee is disclosed as 1.50% in the fee table included in the supplement filed on September 6, 2023.

Response: The Registrant respectfully directs the SEC Staff to the following sentence included in footnote 4 of the fee table: “Borrowed funds that are held in cash, cash equivalents, other short-term securities or money market funds are not considered to be borrowed for investment purposes and are therefore not included in Managed Assets for purposes of calculating the Investment Management Fee.” The Registrant confirms that the borrowed money that is drawn on the Term Loan is actively invested into money market investments and therefore, is not considered borrowed for investment purposes and not included in Managed Assets for purposes of calculating the investment management fee.

17.	Comment: The SEC Staff notes that the Fund’s recaptured fees were omitted in the N-2 filed on July 22, 2022. Please note that any fees recaptured are required to be presented in the fee table going forward.

Response: The Registrant will include this disclosure, as applicable, in future filings.

We trust that the foregoing is responsive to your comment. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer